111 Huntington Avenue, Boston, Massachusetts  02199-7618
Phone 617-954-5000

                                              May 30, 2013
VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Registration Statement on Form N-14 for MFS Variable Insurance Trust (File No. 333-188271), Registration Statement on Form N-14 for MFS Variable Insurance Trust II (File No. 333-188269), and Registration Statement on Form N-14 for MFS Variable Insurance Trust II (File No. 333-188267)

Ladies and Gentlemen:

On behalf of MFS Variable Insurance Trust ( “Trust I”) and MFS Variable Insurance Trust II ("Trust II"), this letter sets forth our responses to your comments on:  (i) Trust I's Registration Statement on Form N-14 with respect to the reorganization of the MFS Total Return Portfolio ("Total Return Portfolio"), a series of Trust II, into the MFS Total Return Series ("Total Return Series"), a series of Trust I (File No. 333-188271), (ii) Trust II's Registration Statement on Form N-14 with respect to the reorganization of the MFS High Income Series ("High Income Series"), a series of Trust I, into the MFS High Yield Portfolio ("High Yield Portfolio"), a series of Trust II (File No. 333-188269) and (iii) Trust II's Registration Statement on Form N-14 with respect to the reorganization of the MFS Strategic Income Series ("Strategic Income Series"), a series of Trust I, into the MFS Strategic Income Portfolio ("Strategic Income Portfolio"), a series of Trust II (File No. 333-188267)(collectively, the "Registration Statements"), each filed on May 1, 2013.  The Total Return Portfolio, the High Income Series, and the Strategic Income Series are hereinafter referred to singularly as an "Acquired Fund" and collectively as the "Acquired Funds," and the Total Return Series, High Yield Portfolio, and the Strategic Income Portfolio are hereinafter referred to singularly as an "Acquiring Fund" and collectively as the "Acquiring Funds."

General Comments

1.	Comment: Please file a letter with “Tandy” representations in connection with the comment process for the above-referenced Registration Statements.

Response:    As requested, in connection with the filing of the above-referenced Registration Statements, we acknowledge the following:

Securities and Exchange Commission
May 30, 2012

(i)
the comment process with the Securities and Exchange Commission ("SEC") or its Staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

(ii)
the comment process with the SEC or its Staff, acting pursuant to delegated authority, does not relieve the Trusts from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)
neither Trust I nor Trust II may assert the comment process with the SEC or its Staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Trust I and Trust II each note that, as indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

Proxy Statement/Prospectus

2.
Comment:     Please include in the list of documents of the Funds that are incorporated into the Prospectus/Proxy Statement by reference but are not mailed to shareholders the file numbers under the Securities Act of 1933 and the Investment Company Act of 1940 for the applicable Trust.

Response:    The requested change will be made.

3.
Comment:     In the response to Question 1 and in the section "Information About the Reorganization-Reorganization Fees and Expenses", please disclose the estimated impact that the one-time fees and expenses incurred in connection with the consummation of the reorganization (the "reorganization fees and expenses") will have on the net asset value of each Acquired Fund if such impact is material.

Response:    The reorganization fees and expenses with respect to the reorganizations of the Total Return Portfolio and High Income Series will have an estimated impact on the net asset value of the respective Acquired Fund of less than one cent. Because we do not believe this impact is material, we have not added additional disclosure.

The reorganization fees and expenses with respect to the reorganization of the Strategic Income Series will have an estimated impact on the net asset value of the Strategic Income Series of more than one cent. These reorganization fees and expenses, however, will effectively be borne by MFS under an expense limitation arrangement. In the response to Question 1 and in the section "Information About the Reorganization-Reorganization Fees and Expenses" of the Proxy Statement/Prospectus with respect to the Strategic Income Series reorganization, we will add the following:

Securities and Exchange Commission
May 30, 2012

As described more fully in the response to Question 5, MFS has agreed in writing to bear the Strategic Income Series' expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund’s investment activity), such that “Total Annual Fund Operating Expenses” do not exceed 0.80% and 1.05% of the Fund’s average daily net assets annually for Initial Class and Service Class shares, respectively. These one-time fees and expenses therefore will effectively be borne by MFS.

4.
Comment:     Please provide an explanation for including in the second paragraph of Question 3 a description of the agreement between Sun Life Financial Inc. ("Sun Life") and Delaware Life Holdings ("Delaware Life"), whereby Delaware Life will purchase Sun Life's U.S. annuity business and certain life insurance businesses.

Response:    This information has been included because we believe that information about the possible effect that a redemption by Delaware Life may have upon the combined fund's annual fund operating expenses may be helpful to contract owners.

5.
Comment:      Please provide an explanation for excluding the management fee waiver applicable to all of the Funds that became effective on April 1, 2013 from the Annual Fund Operating Expenses table in Question 5.

Response:     This information was excluded pursuant to Instruction 3(e) to Item 3 of Form N-1A.

6.
Comment:      Please conform the average annual total returns as of December 31, 2012 of the MFS Strategic Income Blended Index (the "Blended Index") for the one-, five-, and ten-year periods in the Proxy Statement/Prospectus relating to the Strategic Income Series reorganization to the average annual total returns of the Blended Index for the same periods in the prospectuses of the Strategic Income Series and the Strategic Income Portfolio.

Response:     The requested change will be made.

7.
Comment:      In the section "Risk Factors," please change the first sentence in the second paragraph from "Each Fund is principally subject to the risks described below:" to "The following represent the principal risks of investing in each Fund:"

Response:     The requested change will be made.

8.
Comment:       In the section "Risk Factors" with respect to the Prospectus/Proxy Statements relating to the reorganizations of the Strategic Income Series and the High Income Series, please add a sentence prior to the paragraphs describing active and frequent trading risk and temporary defensive strategy risk that these are not principal risks of the Funds. In the section "Risk Factors" with respect to the Prospectus/Proxy Statements relating to the reorganization of the Total Return Portfolio, please consider clarifying that active and frequent trading risk and temporary defensive strategy risk are "non-principal" risks.

Securities and Exchange Commission
May 30, 2012

Response:  We will (i) add the following sentence in the Prospectus/Proxy Statements relating to the reorganizations of the Strategic Income Series and the High Income Series and (ii) revise the sentence immediately prior to the description of active and frequent trading and temporary defensive strategy to the Prospectus/Proxy Statement with respect to the Total Return Portfolio reorganization to: "Each Fund may participate in and be subject to the following other investment strategies and risks:".

9.	Comment: Because the portfolio turnover rate for each Acquired and Acquiring Fund is less than 100%, please consider removing disclosure regarding active and frequent trading risk.

Response:      Although the Funds did not engage in significant trading during their most recent fiscal year, the Funds may do so in the future. We therefore respectfully decline to make this change.

10.
Comment:        In the fourth paragraph under "Proposal Regarding Approval of the Agreement and Plan of Reorganization and the Related Reorganization Transaction", please state the specific date of the "Exchange Date."

Response: Because the date may change upon mutual consent of the parties, we respectfully decline to state a specific date in the fourth paragraph under "Proposal Regarding Approval of the Agreement and Plan of Reorganization and the Related Reorganization Transaction". We will, however, refer shareholders to the first paragraph under "Information About the Reorganization-Agreement and Plan of Reorganization," whereby we explain that shares of the Acquiring Funds "will be issued on August 16, 2013 (or such other date as may be agreed upon by the parties) following the time as of which the Funds' shares are valued for determining net asset value for the reorganization at the close of the New York Stock Exchange (generally 4:00 p.m. Eastern time)."

11.	Comment: Please clarify the difference between the disclosure in the first and third paragraphs under the "Information About the Reorganization-Agreement and Plan of Reorganization".

Response:      The first paragraph in this section describes the date upon which each Acquiring Fund acquires the assets and liabilities of the applicable Acquired Fund in exchange for Acquiring Fund shares.  The third paragraph describes the Acquired Fund's distribution of Acquiring Fund shares to its shareholders. We believe the transaction is accurately and completely described and respectfully decline to make changes to the disclosure.

Securities and Exchange Commission
May 30, 2012

12.
Comment:      In the fifth paragraph under "Information About the Reorganization-Agreement and Plan of Reorganization", please identify the individual(s) that may act on behalf of the Funds in terminating the applicable agreement and plan of reorganization.

Response:     We believe that including legal jargon as to the authority of officers and/or trustees to bind the trust may confuse contract owners and shareholders and therefore respectfully decline to make any changes to this paragraph.

13.	Comment: Please disclose under "Voting Information-Record Date, Quorum, and Method of Tabulation" the impact of shareholder abstentions on the tabulation of votes.

Response:  We state in the third paragraph of this section that "[t]he vote tabulators will count shares represented by proxies that are marked with an abstention as shares that are present and entitled to vote on the matter for purposes of determining the presence of a quorum. Thus, abstentions have the effect of a negative vote on the proposal." We therefore respectfully decline to make any changes to this section.

14.
Comment: Please disclose under "Voting Information-Record Date, Quorum, and Method of Tabulation" the impact of votes being cast by control person(s) of either the Acquired Fund or the Acquiring Fund that cast votes on their own behalf and not in the proportion of which they receive voting instructions.

Response:  We note that there are no control persons of either the Acquired Fund or the Acquiring Fund that do not vote in proportion to the voting instructions received. We therefore respectfully decline to make any changes to this section.

Statement of Additional Information

15.
Comment:  In the section of Exhibit A to the Statements of Additional Information with respect to the reorganizations of the Strategic Income Series and the High Income Series describing the annual total operating expenses of the Acquired Funds, the Acquiring Funds and the pro forma combined fund, please describe the terms of any expense limitation arrangement that will be in effect as a result of the consummation of the reorganization.

Response:  The requested change will be made.

16.
Comment: Under "Pro Forma Adjustments" in Exhibit A to the Statement of Additional Information with respect to the reorganization of the Total Return Portfolio, please describe the terms of any management fee waiver that will be in effect as a result of the consummation of the reorganization.

Securities and Exchange Commission
May 30, 2012

Response:  The requested change will be made.

    If you have any questions concerning the foregoing, please call the undersigned or James Goundrey at 617-954-5000.

                                              Sincerely,

                                              /S/ Susan A. Pereira
                                              Susan A. Pereira
                                              Assistant Secretary